# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Digimarc Corporation, CIK 0002119322
CUSIP: 25382K100
Title of class of securities: Common Stock, $0.001 Par Value
Address of issuer's principal executive offices: 8500 SW Creekside Place, Beaverton, Oregon (OR), 97008
Date of event which requires filing of this statement: 07/15/2026
Filed by CIK 0001665159
Persons authorized to receive notices and communications: Andris Upitis, Manager - Ocho, 1401 Lavaca St., PMB 40912, Austin, Texas (TX), 78701, (801) 924-4131

## Reporting persons
- Ocho Investments LLC (CIK 0001665159): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,325,000; sole dispositive power 0; shared dispositive power 1,325,000; aggregate amount beneficially owned 1,325,000 (5.9% of the class)
- Andris Upitis (CIK 0001665051): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 1,325,000; sole dispositive power 0; shared dispositive power 1,325,000; aggregate amount beneficially owned 1,325,000 (5.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 Par Value
Name of issuer: Digimarc Corporation
Address of issuer's principal executive offices: 8500 SW Creekside Place, Beaverton, Oregon (OR), 97008

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended by deleting the last sentence of Item 4 from amendment number 1 to this Schedule 13D and adding the following:

In light of public announcements and filings with the Securities and Exchange Commission by the Issuer and its affiliates, the Reporting Persons have engaged in, and may continue to engage in, communications with members of the Board of Directors (the "Board") and management of the Issuer regarding: (1) the composition of the Board, including the potential appointment of designees of the Reporting Persons to the Board and the resignation of certain legacy directors, (2) the Issuer's capital structure and potential financing alternatives in an effort to address the Issuer's recent going concern disclosure, including the Reporting Persons proposing or participating in a financing transaction involving the Issuer, and (3) a range of other issues, including those relating to the business and strategy of the Issuer, corporate governance, management, operations, capital structure and allocation, financial and operational performance, mergers and acquisitions strategy, and executive compensation. The Reporting Persons may take such other steps in furtherance of such objective as they may deem appropriate, including, engaging in discussions with other stockholders, Board members, management, or other persons regarding the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference. The percentage ownership is based on 22,406,927 shares outstanding, as reported in the Issuer's Registration Statement on Form S-3 filed on July 7, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are hereby incorporated by reference.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Signatures
- Ocho Investments LLC: /s/ Andris Upitis, Andris Upitis, Manager (07/16/2026)
- Andris Upitis: /s/ Andris Upitis, Andris Upitis (07/16/2026)